Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SCITEX CORPORATION LTD.
(Name of Subject Company (issuer))

CLAL INDUSTRIES AND INVESTMENTS LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
(Names of Filing Persons (offeror))

ORDINARY SHARES, PAR VALUE NIS 0.12 PER SHARE
(Title of Class of Securities)

809090-10-3
(CUSIP Number of Class of Securities)

Nitsa Einan General Counsel & Vice President Clal Industries & Investments Ltd. 3 Azrieli Center Triangle Building 45th Floor Tel Aviv 67023 Israel 972 (3) 607-5794	Shlomo Cohen General Counsel Discount Investment Corporation Ltd. 3 Azrieli Center Triangle Building 43rd Floor Tel Aviv 67023 Israel 972 (3) 607-5860	Richard H. Gilden Ernest S. Wechsler Brobeck, Phleger & Harrison LLP 1633 Broadway 47th Floor New York, New York 10019 (212) 581-1600

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation	Amount of filing fee
Not applicable	Not applicable

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:___________________
Form or Registration No.:__________________
Filing Party:_____________________________
Date Filed:______________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

English Translation from Hebrew Tel-Aviv, December 24, 2002

To Israel Securities Authority 22 Kanfei Nesharim St. Jerusalem 95464 (Fax no. 02-6513940)	To Tel-Aviv Stock Exchange Ltd. 54 Ahad Ha'am St. Tel-Aviv 65202 (Fax no. 03-5160630)	To Registrar of Companies 97 Jaffa St. Jerusalem 94340

Dear Sirs,

Re: Immediate Report

Further to the immediate report dated August 25, 2002, of Clal Industries and Investments Ltd. ("CII") in which CII announced that it considers together with Discount Investment Corporation Ltd. ("DIC") the possibility of jointly offering the shareholders of Scitex Corporation Ltd. ("Scitex") to purchase from them Scitex shares by way of a tender offer, CII hereby announces that after examining this matter, it has decided not to conduct such tender offer at this stage.
CII and DIC each hold approximately 22% of Scitex shares.

Very truly yours,

Doron Feinberg, Adv.
Corporate Secretary

English Translation from Hebrew Tel-Aviv, December 24, 2002 Our ref. 2239 – D13/S1

To Israel Securities Authority 22 Kanfei Nesharim St. Jerusalem 95464 (Fax no. 02-6513940)	To Tel-Aviv Stock Exchange Ltd. 54 Ahad Ha'am St. Tel-Aviv 65202 (Fax no. 03-5160630)	To Registrar of Companies 97 Jaffa St. Jerusalem 94340

Dear Sirs,

Re: Immediate Report

Further to the immediate report dated August 25, 2002 of Discount Investment Corporation Ltd. ("DIC") in which DIC announced that it considers together with Clal Industries and Investments Ltd. ("CII") the possibility of jointly offering the shareholders of Scitex Corporation Ltd. ("Scitex") to purchase from them Scitex shares by way of a tender offer, DIC hereby announces that after examining this matter, it has decided not to conduct such tender offer at this stage.

DIC and CII each hold approximately 22% of Scitex shares.

Very truly yours,

Shirit Caplan, Adv.
Corporate Secretary